Precision BioSciences, Inc.

302 East Pettigrew St., Suite A-100

Durham, North Carolina 27701

March 25, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Precision BioSciences, Inc.

Registration Statement on Form S-1

Filed March 1, 2019

Registration No. 333-230034

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 27, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Precision BioSciences, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Nathan Ajiashvili at Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or Heyward Armstrong at Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., counsel to the Company, at (919) 821-6619, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

PRECISION BIOSCIENCES, INC.

/s/ Matthew Kane
Matthew Kane

cc:	Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Heyward Armstrong, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP